                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             CORINTHIAN COLLEGES INC
                             -----------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    218868107
                                 --------------
                                 (CUSIP NUMBER)


                                 AUGUST 31, 1999
                                 ---------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


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CUSIP NO.  218868107

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1)      Names of Reporting Persons               I.R.S. No.  31-0738296
        S.S. or I.R.S. Identification Nos. of          BANK ONE CORPORATION
        Above Persons
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2)      Check the Appropriate Box if a
        Member of a Group                       (a) ______
        (See Instructions)                      (b) ______
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3)      SEC Use only
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4)      Citizenship or Place of
        Organization                             ILLINOIS
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Number of Shares              (5)  Sole Voting Power                         0
Beneficially                  (6)  Shared Voting Power                       0
Owned by                      (7)  Sole Dispositive Power                    0
Each Reporting                (8)  Shared Dispositive Power                  0
Person with
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9)      Aggregate Amount Beneficially                                       0
        Owned by Each Reporting Person
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10)     Check if the Aggregate Amount
        in Row (9) Excludes Certain
        Shares (See Instructions)
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11)     Percent of Class Represented
        by Amount in Row 9                                                0.0%
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12)     Type of Reporting Person
        (See Instructions)                                                 HC
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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1

Item 1(a)      Name of Issuer:                         Corinthian Colleges Inc

Item 1(b)      Address of Issuer's principal executive
               offices:                                6 Hutton Centre Drive
                                                       Suite 400
                                                       Santa Ana, CA  92707

Item 2(a)      Name of person filing:                  BANK ONE CORPORATION

Item 2(b)      Address of principal business office    One First National Plaza
               or, if none residence:                  Chicago, IL 60670

Item 2(c)      Citizenship:                            Not Applicable

Item 2(d)      Title of class of securities:           Common Stock

Item 2(e)      CUSIP No.:                              218868107

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership

               This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Corinthian Colleges Inc:

               (a)     Amount beneficially owned:                          0
               (b)     Percent of class                                  0.0%

               (c) Number of shares as to which such person has:

                       (I) Sole power to vote or to direct the vote:       0
                       (ii) Shared power to vote or to direct the vote:    0
                       (iii)  Sole power to dispose or to direct the
                              disposition of:                              0
                       (iv)   Shared power to dispose or to direct the
                              disposition of:                              0
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Item 5. Ownership of 5 percent or less of a Class.                         N/A

Item 6. Ownership of More than 5 percent on Behalf of Another Person.      N/A

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company.                         Bank One Capital Holdings Corp.

Item 8. Identification and Classification of Members of the Group.         N/A

Item 9. Notice of Dissolution of Group.                                    N/A

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 20, 1999

                                                     BANK ONE CORPORATION

                                             By:     /s/ DAVID J. KUNDERT
                                                     David J. Kundert
                                                     EXECUTIVE VICE PRESIDENT